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                          BREMER INVESTMENT FUNDS, INC.

                                 CODE OF ETHICS


In accordance with Rule 17j-1 under the Investment Company Act of 1940 (the "Act"), Bremer Investment Funds, Inc. (the "Fund") has adopted the following code of ethics.


1. All access persons, namely the Fund's officers, directors and advisory persons, should be familiar with Rule 17j-1 under the Act and be governed by the spirit it represents.

     2. No access person, in connection with the purchase or sale, directly or indirectly, by such person of a security held or to be acquired by the Fund shall

          (a)  employ any device, scheme or artifice to defraud the Fund;

          (b) make to the Fund any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading;

          (c) engage in any act, practice, or course of business which operates or would operate as a fraud or deceit upon the Fund; or

          (d)  engage in any manipulative practice with respect to the Fund.

     3. No access person, or a person acting on his or her behalf, shall act in such a way as to benefit materially from the knowledge that the Fund has taken or is considering taking an investment position in a security, where such an action by the Fund is likely to influence the market price of that security. In such cases, all access persons are prohibited from executing personal transactions on a day during which the Fund has a pending "buy" or "sell" order in that same security until that order is executed or withdrawn. In addition, each Fund portfolio manager is prohibited from buying or selling a security within at least seven calendar days before and after the Fund that he or she manages trades in that security. All trades by access persons in securities either held by the Fund or being considered for purchase by the Fund require preclearance authorization before execution.

     4. Access persons (other than directors who are not "interested persons" within the meaning of section 2(a)(19) of the Act) are required to report all transactions within 10 days of the end of each calendar quarter. A director who is not an "interested person" will not be required to report transactions, except where such director knew or, in the ordinary course of fulfilling his or her official duties as a director of the Fund, should have known that during the 15-day period immediately preceding or after the date of the transaction in a security by the director such security is or was purchased or sold by the Fund or such purchase or sale by the Fund is or was


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          considered by the Fund or its investment adviser. The quarterly report shall include the date, description of security, amount, number of shares, type of transaction (buy or sell), price and broker used. A signed statement by each access person will be required on a quarterly basis even if no personal trades were executed during the previous three-month period. A copy of each report shall be kept for a period of at least five years following the end of the fiscal year in which it is made, the first two years in an easily accessible place.

     5. It shall be the responsibility of the compliance officer designated for the Fund to report quarterly to the Board of Directors any violations of this code. Violations shall be recorded, with an appropriate course of action, and kept for at least five years following the end of the fiscal year in which the violation occurs.

     6. The Fund shall identify each access person, supply each access person with a copy of this code, and shall inform such persons of their duty to report transactions.

     7. A copy of this code of ethics shall be kept in an easily accessible place.


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